UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2022

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (Registration No. 333-221462, 333-260974, 333-262820, and 333-266492) of ObsEva SA (or the “Company,” “we,” “our” or “us”) (including any prospectuses forming a part of such registration statements) and the registration statements on Form S-8 (Registration No. 333-249457, 333-231629, 333-216170 and 333-263234) of ObsEva SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RISK FACTORS

The matters discussed in this Report on Form 6-K include forward-looking statements that involve risks or uncertainties. These statements are neither promises nor guarantees, but are based on various assumptions by management regarding future circumstances, over many of which the Company has little or no control. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems to be immaterial, also may affect its business, financial condition and/or future operating results. A number of important risks and uncertainties, including those identified in the risk factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”), filed with the Securities and Exchange Commission (“SEC”) on March 10, 2022, and in the Forms 6-K filed with the SEC on May 17, 2022 and August 17, 2022, which are incorporated herein, could cause the Company’s actual results to differ materially from those in these forward-looking statements. Other than the factors set forth below, there are no material changes to the risk factors previously disclosed in the Annual Report.

Risks and uncertainties associated with our restructuring process and our application to the competent court in Geneva, Switzerland for a court-sanctioned moratorium may lead to potential adverse effects on our operations, financial condition or business prospects.

Based on an evaluation of our current assets and liabilities and cash runway, in July 2022 we applied to the competent court in Geneva, Switzerland, for a court-sanctioned moratorium. If granted, the moratorium will provide us with temporary protection against debt-enforcement and bankruptcy proceedings in Switzerland, with a view to make it possible for us to undertake restructuring measures under the supervision of one or more court-appointed administrators. On October 20, 2022, we attended our first hearing with the competent court in Geneva, Switzerland. At the hearing, our request to suspend proceedings through November 30, 2022 was granted, and we were subsequently granted until December 15, 2022 to provide the Swiss courts with Swiss statutory financial information, at which time we intend to withdraw the moratorium proceedings before the Swiss courts, however there is no assurance that we will be able to withdraw such moratorium proceedings.

We are subject to a number of risks and uncertainties associated with our ongoing corporate restructuring process and our filing to the competent court in Geneva, Switzerland for a court-sanctioned moratorium, which may lead to potential adverse effects on our operations, financial condition or business prospects. We cannot assure you of the outcome of our application for a court-sanctioned moratorium, including the length of time of any moratorium or whether such moratorium will be approved. Risks associated with the restructuring process and moratorium filing may include an adverse impact on the following:

•	our ability to continue as a going concern;
•	our ability to obtain court approval with respect to our application for a court-sanctioned moratorium, the length of time of any such moratorium, and the impact of such moratorium if approved;
•	our ability to successfully restructure our operations and development strategy;
•	our ability to consummate and implement a plan of reorganization, including with respect to our commercial arrangements and agreements with third parties;
•

risks associated with third party motions or other relief sought in connection with any such moratorium, and their potential impact on our operations and restructuring plan, if such moratorium is approved;

•	our ability to maintain sufficient liquidity throughout the restructuring process and/or moratorium period;
•	increased costs related to the moratorium filing or other litigation;
•	our ability to manage agreements that are critical to our operations and, to obtain and maintain appropriate terms with our current or future collaborators and other third parties; and
•	our ability to maintain existing collaborations and vendor relationships.

Because the majority of our assets are located outside of the United States, they may be outside of the jurisdiction of U.S. courts to administer if we are the subject of an insolvency or bankruptcy proceeding resulting from any such moratorium, if approved. As a result, if we declared bankruptcy or insolvency, our shareholders may not receive the distributions on liquidation that they would otherwise be entitled to if our assets were to be located within the U.S., under U.S. bankruptcy law. If we were deemed to be insolvent, distributions, or part of them, may be delayed while the court administrator determines the extent of potential creditor claims. In these circumstances, prior payments made by us may be deemed voidable transactions.

Although we expect that the sale proceeds from our recent transaction with XOMA Corporation (“XOMA”) for the sale of our rights to ebopiprant will enable us to resolve our current over-indebtedness position and withdraw our pending moratorium proceedings, there is no assurance that we will be able to withdraw such moratorium proceedings.

Any financial or strategic alternatives we pursue may not be successful.

As part of our planned restructuring process, we have taken steps to resize the company to be able to meet our outstanding license obligations and assess strategic options with respect to pipeline development.  For example, on October 26, 2022, following the assignment of substantially all clinical, manufacturing, and scientific contracts related to the development of linzagolix, we announced that the transition of the linzagolix program to Kissei Pharmaceutical Co., Ltd. was substantially complete. In addition, on November 21, 2022, we entered into an IP Acquisition Agreement (the “IP Acquisition Agreement”) with XOMA for the sale of all of our rights to ebopiprant, for an upfront payment of USD 15 million and future milestone payments of up to approximately USD 98 million upon the achievement of certain development and regulatory milestones and sales milestones under the July 2021 license agreement with Organon & Co. There is no finite timetable for completion of our strategic review process, and we can provide no assurance that any strategic alternatives we pursue will have a positive impact on our operations or financial condition, or our ability to pursue our business strategies or continue our operations.

Our workforce reduction announced on September 13, 2022 may not result in anticipated savings, could result in total costs and expenses that are greater than expected and could disrupt our business.

On September 13, 2022, we announced as part of our restructuring plans that our board of directors had authorized the termination of approximately 70% of our employees, including our former Chief Strategy Officer. We expect to substantially complete the terminations during the fourth quarter of 2022 and estimate that we will reduce our operating expenses going forward. However, these estimates are subject to several assumptions, and actual results may differ. We may not realize, in full or in part, the anticipated benefits and savings from this plan due to unforeseen difficulties, delays or unexpected costs. If we are unable to realize the expected cost savings from the announced plan, our operating results and financial condition could be adversely affected. The workforce reduction may be disruptive to our operations and could yield unanticipated consequences, such as attrition beyond planned staff reductions, increased difficulties in our day-to-day operations and reduced employee morale. If employees who were not affected by the workforce reduction seek alternative employment, this could result in our seeking contractor support at unplanned additional expense or harm the Company’s productivity. Our workforce reductions could also harm our ability to attract and retain qualified management, scientific, clinical, and/or manufacturing personnel. Any failure to attract or retain qualified personnel could prevent us from successfully developing potential product candidates or supporting our existing license agreements.

The availability or incurrence of debt may impact our financial position and may subject us to additional financial and operating restrictions. In addition, we may experience difficulties in complying with covenants contained in one or more of our financing agreements, which could result in events of default and our bankruptcy or liquidation.

In October 2021, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain funds and accounts managed by JGB Management Inc. (“JGB”), which is structured to provide up to USD 135 million in borrowing capacity, available in nine tranches through the issuance of convertible notes (the “Notes”) to JGB, together with warrants to purchase our common shares in an amount equal to 20% of the funded amount for such tranche. In January 2022, we amended the Securities Purchase Agreement with respect to certain terms and conditions for the second tranche under the Securities Purchase Agreement, and accelerated the issuance of the second tranche, among other changes. The availability of each of the seven remaining tranches is subject to our meeting certain conditions, including, among others, that our volume-weighted average price is not below USD 3.00 per share for five or more trading days during the 30 days prior to a tranche funding date (the “Minimum Stock Price Condition”). As of May 25, 2022, the funding date of the third tranche, we had not met the Minimum Stock Price Condition for the third tranche.  On May 27, 2022, we entered into a waiver and amendment agreement with JGB, whereby JGB agreed to waive its right to terminate its obligation to fund future tranches under the Securities Purchase Agreement, which JGB would have been entitled to as a result of our failure to meet the Minimum Stock Price Condition and in exchange, we agreed to establish a “blocked” account control agreement with respect to the existing account control agreement in favor of JGB, which previously held USD 31.0 million in such controlled deposit account (the “Account Balances”).

In July 2022, we applied for a court-sanctioned moratorium to the courts of competent jurisdiction of the Swiss canton of Geneva, which resulted in certain events of default under the Outstanding Notes (as such term is defined below) (the “Events of Default”). On July 31, 2022, we entered into an amendment and forbearance agreement (the “Amendment”) with JGB in relation to the Securities Purchase Agreement, that certain Senior Secured Convertible Note due October 12, 2024, in the aggregate original principal amount of approximately $31.5 million (the “First Tranche Note”), and that certain Senior Secured Convertible Note due January 28, 2025, in the aggregate original principal amount of USD 10.5 million (the “Second Tranche Note”, and together with the First Tranche Note, the “Outstanding Notes”, and together with the Securities Purchase Agreement and ancillary agreements thereto, the “Transaction Agreements”). Pursuant to the Amendment, we and JGB agreed to apply the Account Balances against the Outstanding Notes on a pro rata basis, and JGB waived any application of the 25% prepayment premium permitted under the Outstanding Notes with respect to the Account Balances. In addition, JGB agreed to refrain and forebear from exercising or pursuing any rights or remedies under the Transaction Agreements with respect to the Events of Default until the earlier to occur of (i) October 29, 2022, (ii) the occurrence of any event of default under the Transaction Agreements (other than the Events of Default), and (iii) the date upon which a preliminary moratorium has been granted by the courts of competent jurisdiction of the Swiss canton of Geneva. In exchange for the waiver of the prepayment penalty and forbearance on exercising such rights and remedies, USD 1.5 million was added to the outstanding principal balance under the Outstanding Notes, resulting in an aggregate outstanding balance of approximately USD 11.0 million under the Outstanding Notes, the conversion price of the Outstanding Notes was adjusted to a conversion price of USD 0.26 per share (subject to adjustment as provided in the Outstanding Notes) and our right to mandatory conversion of any convertible notes issued pursuant to the Securities Purchase Agreement, including the Outstanding Notes, was terminated. In addition, JGB is no longer obligated to fund any future mandatory or optional tranche closing under the Securities Purchase Agreement.

On October 26, 2022, we entered into an amendment and forbearance extension agreement (the “Extension Amendment”) with JGB in relation to the Securities Purchase Agreement and the Outstanding Notes. Pursuant to the Extension Amendment, JGB agreed to refrain and forebear from exercising or pursuing any rights or remedies under the Transaction Agreements with respect to the Events of Default until the earlier to occur of (i) December 1, 2022, (ii) the occurrence of any event of default under the Transaction Agreements (other than the Events of Default), and (iii) the date upon which a preliminary moratorium has been granted by the courts of competent jurisdiction of the Swiss canton of Geneva. In exchange for the forbearance on exercising such rights and remedies, (i) the conversion price for USD 1.5 million of outstanding principal amount of the Outstanding Notes was adjusted to a conversion price of USD 0.19 per share (subject to adjustment as provided in the Outstanding Notes), and (ii) an aggregate of USD 500,000 of outstanding principal and all accrued and unpaid interest on the Outstanding Notes through and including October 31, 2022 was converted at the new conversion price of USD 0.19 per share for 2,631,579 common shares, resulting in an aggregate outstanding balance of approximately USD 6.7 million under the Outstanding Notes.

On November 21, 2022, in connection with our entry into the IP Acquisition Agreement with XOMA, we entered into a consent and amendment agreement (the “Consent”) with JGB related to the Securities Purchase Agreement and the Outstanding Notes. Pursuant to the Consent, JGB consented to our entry into the IP Acquisition Agreement, and we and JGB also agreed (i) to amend the maturity date of each of the Outstanding Notes to December 31, 2023 and (ii) that we will maintain in a control account pursuant to the Transaction Agreements a minimum cash balance equal to the aggregate outstanding principal balance under the Outstanding Notes as of November 21, 2022, provided such minimum cash balance shall be correspondingly reduced upon any conversion of the outstanding balance or payoff of the Outstanding Notes. As of November 21, 2022, the aggregate outstanding principal of the Outstanding Notes was approximately USD 6.7 million.

Our overall leverage and certain covenants and obligations contained in the related documentation could adversely affect our financial health and business and future operations by, among other things:

•	making it more difficult to satisfy our obligations, including under the terms of the Securities Purchase Agreement and the Notes;

•limiting our ability to refinance our debt on terms acceptable to us or at all;

•	limiting our flexibility to plan for and adjust to changing business and market conditions and increasing our vulnerability to general adverse economic and industry conditions;

•limiting our ability to use our available cash flow to fund future acquisitions and to make dividend payments; and

•	limiting our ability to obtain additional financing for working capital, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity.

We may experience difficulties in complying with the covenants contained in the Transaction Agreements resulting in additional events of default, including, following the forbearance period (as extended by the Extension Amendment), the Events of Default. If an event of default occurs under the Transaction Agreements, JGB may declare all outstanding principal and accrued and unpaid interest under the Notes immediately due and payable and exercise the other rights and remedies provided for under the Transaction Agreements, including application of the 25% prepayment premium permitted under the Outstanding Notes. Should an event of default occur, JGB could institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. We may in the future need to obtain additional waivers from JGB under the Transaction Agreements to avoid being in default. If we breach our covenants under the Transaction Agreements and seek a waiver, we may not be able to obtain a waiver, and if this results in an event of default, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Our recurring losses, negative cash flows and significant accumulated deficit have raised substantial doubt regarding our ability to continue as a going concern.

We have incurred recurring losses since inception, including net losses of USD 58.4 million for the year ended December 31, 2021 and net losses of USD 56.7 million for the nine-months ended September 30, 2022. As of September 30, 2022, we have accumulated losses of USD 518.7 million, of which USD 30.6 million were offset with share premium. We expect to continue to generate operating losses for the foreseeable future. As of September 30, 2022, we had cash and cash equivalents of USD 9.7 million. We have prepared our unaudited condensed consolidated financial statements assuming that we will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. The Securities Purchase Agreement is structured to provide USD 135 million in borrowing capacity, available in nine tranches, with the first tranche funded at the initial closing in October 2021 and the second tranche funded in January 2022 in connection with certain amendments to the Securities Purchase Agreement. The subsequent tranches under the Securities Purchase Agreement will be available subject to our meeting certain conditions, including, among others, the Minimum Stock Price Condition, and will be funded at JGB’s sole discretion.

To date, we have funded our operations through equity and debt offerings, through payments from licensors and through the sale of our rights to ebopiprant. We believe that our current cash and cash equivalents, after taking into account the proceeds from the IP Acquisition Agreement with XOMA and our corporate restructuring actions, including a mass dismissal process pursuant to Swiss law, are only sufficient to fund our operating expenses through the fourth quarter of 2023 and this raises substantial doubt about our ability to continue as a going concern. These factors individually and collectively indicate that a material uncertainty exists that may cast significant doubt about our ability to continue as a going concern within one year from the date of the issuance of the unaudited condensed consolidated financial statements filed herewith. Our future viability is dependent on our ability to raise additional capital to finance our future operations and implement a successful corporate reorganization.  We may raise funds through equity or debt offerings.  The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit our ability to pay dividends or make other distributions to shareholders. We may receive future milestone payments from licensors or pursuant to the IP Acquisition Agreement, but that is dependent on achieving certain regulatory or commercial milestones that may never happen. We may seek additional funding through public or private financings, debt financing or collaboration agreements. We may also be subject to certain restrictions and limitations on raising funds if we are unable to withdraw our pending moratorium proceedings and the court-sanctioned moratorium is granted by the competent court in Geneva, Switzerland or if we do not regain compliance with the continued listing standards of the Nasdaq Stock Market LLC (“Nasdaq”). The inability to obtain funding, as and when needed, would have a negative impact on our operations, financial condition and ability to pursue our business strategies. If we are unable to obtain the required funding to run our operations and to develop and commercialize our product candidates, we could be forced to delay, reduce or eliminate some or all of our research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations. Management continues to explore all potential options to obtain additional funding. However, there is no assurance that we will be successful in raising funds, closing a collaboration agreement, obtaining sufficient funding on terms acceptable to us, or if at all, which could have a material adverse effect on our business, results of operations and financial conditions.

The conversion of some or all of the Outstanding Notes, as well as the exercise of our outstanding warrants, could result in significant dilution to existing common shareholders, adversely affect the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities.

Following our execution of the Extension Amendment with JGB, the Outstanding Notes had an aggregate outstanding balance of approximately USD 6.7 million, and the conversion price for USD 1.5 million of outstanding principal amount of the Outstanding Notes was adjusted to a conversion price of USD 0.19 per share (subject to adjustment as provided in the Outstanding Notes), and the conversion price for the remaining outstanding balance under the Outstanding Notes remained at USD 0.26 per share (subject to adjustment as provided in the Outstanding Notes). In addition, our right to mandatory conversion of any convertible notes issued pursuant to the Securities Purchase Agreement, including the Outstanding Notes, has been terminated. The conversion of some or all of the Outstanding Notes, as well as the exercise of our Outstanding warrants, could result in significant dilution to existing common shareholders, adversely affect the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Notes could be used to satisfy short positions, or anticipated conversion of the Notes into common shares could depress the price of our common shares.

Our common shares could be delisted by Nasdaq, and if such delisting occurs it could limit the liquidity of our common shares, increase its volatility and hinder our ability to raise capital.

Our common shares are currently listed on the Nasdaq Global Select Market. We may be subject to delisting by Nasdaq if we no longer meet the continuing listing requirements necessary to maintain our listing on Nasdaq, including, among other requirements, to maintain a minimum bid price of USD 1.00 per share. On September 12, 2022, we received a notification letter from Nasdaq advising us that we were not in compliance with Listing Rule 5450(a)(1) because, for a period of thirty (30) consecutive business days, the bid price of our common shares had closed below the minimum USD 1.00 per share requirement for continued listing.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have 180 calendar days, or until March 13, 2023, to regain compliance with the minimum bid price requirement. We will regain compliance with the minimum bid price requirement if at any time during the 180-day period, the bid price of our common shares closes at or above USD 1.00 per share for a minimum of ten (10) consecutive business days. While we may be able to qualify for additional time to attempt to regain compliance, there can be no assurance that we will qualify for additional time to regain compliance, or that we will regain compliance with or without such additional time. If we are unable to meet Nasdaq’s listing maintenance standards for any reason within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, our common shares could be delisted from the Nasdaq Global Select Market.

We intend to monitor the closing bid price of common shares and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules, including implementing a reverse stock split. However, there can be no assurance that a reverse stock split, or any other alternatives we may consider to regain compliance with the minimum bid price requirement, would be approved or would result in a sustained higher stock price that would allow us to meet Nasdaq’s minimum bid price listing requirements.

In addition, on August 19, 2022, we received a notification letter from Nasdaq advising us that we were not in compliance with Nasdaq Listing Rule 5450(b)(1)(A) requiring companies listed on the Nasdaq Global Select Market to maintain a minimum of USD 10 million in stockholders’ equity for continued listing. We submitted our plan to regain compliance on August 29, 2022. While the sale proceeds from the IP Acquisition Agreement with XOMA are expected to improve our ability to regain compliance with this requirement, there is no assurance that we will regain compliance with this requirement.

In addition to compliance with the continued listing requirements noted above, Nasdaq may use its discretionary authority to delist our common shares in connection with the court-sanctioned moratorium in Switzerland.

If our common shares were to be delisted from Nasdaq and is not eligible for quotation or listing on another market or exchange, trading of our common shares could be conducted only in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our common shares, and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our common shares to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a major exchange. In addition, such delisting could have an adverse impact or result in an event of default under one or more of our commercial agreements, including the Transaction Agreements with JGB.

We have determined that we no longer meet the requirements for being a foreign private issuer and, as of January 1, 2023 we will have to comply with the domestic reporting requirements of the Exchange Act, which may cause us to incur significant additional legal, accounting and other expenses.

We are currently a foreign private issuer and therefore, are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (1) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (2)(a) a majority of our executive officers or directors may not be United States citizens or residents, (b) more than 50% of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually as of the end of the most recently completed second fiscal quarter. As of June 30, 2022, the last business day of our second quarter, more than 50% of our securities were held by U.S. residents and more than 50% of our board and executive team were residents of the United States. Therefore, we no longer qualify as a foreign private issuer as of June 30, 2022 under Rule 3b-4(c) of the Securities Exchange Act of 1934. We will become a U.S. domestic filer for all our filings with the SEC from January 1, 2023 onwards and will thus file our Annual Report on Form 10-K for the year ended December 31, 2022 as such. We will be required to comply with reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers, amongst other things would include the filing of financial statements, which have previously been prepared in accordance with IFRS, in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). Such conversion of our financial statements to U.S. GAAP will involve significant time and cost. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq listing rules. The regulatory and compliance costs to us under U.S. securities laws to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that our loss of foreign private issuer status will increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. If we are unable to devote adequate funding and the resources needed to maintain compliance with U.S. securities laws, while continuing our operations, we could be forced to deregister with the SEC. A deregistration would substantially reduce or effectively terminate the trading of our securities in the United States. We also expect that having to comply with the rules and regulations applicable to U.S. domestic issuers would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

In the United States, the European Union, and other foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include:

•

an annual, non-deductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, which is apportioned among these entities according to their market share in certain government healthcare programs;

•

a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

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new requirements to report certain financial arrangements, including reporting “transfers of value” made or distributed to physicians, as defined by such law, and teaching hospitals and reporting investment interests held by such healthcare providers and their immediate family members;

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an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

• a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;
• extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
•

expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

• expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
• a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and
•

establishment of a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or Tax Act, included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the individual mandate was repealed by Congress. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period that remained open from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. On August 16, 2022, President Biden signed the Inflation

Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and other litigation, and the healthcare reform measures of the Biden administration will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect until 2031, except for a temporary suspension from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other health care funding, which could have an adverse effect on our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Medicare Access and CHIP Reauthorization Act of 2015 ended the use of the statutory formula, also referred to as the Sustainable Growth Rate, for clinician payment and established a quality payment incentive program, also referred to as the Quality Payment Program. This program provides clinicians with two ways to participate, including through the Advanced Alternative Payment Models, or APMs, and the Merit-based Incentive Payment System, or MIPS.  In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program. At this time, the full impact to overall physician reimbursement under the Medicare program as a result of the introduction of the Quality Payment Program remains unclear. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, including several recent Presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for products. Additionally, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things, (1) directs HHS to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report within 90 days on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize any of our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press release dated December 1, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: December 1, 2022	By:	/s/ Brian O’Callaghan
		Name	Brian O’Callaghan
		Title:	Chief Executive Officer